UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          UNIVERSAL POWER GROUP, INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   913788105
                                (CUSIP Number)

       Mr. Scott A. Stagg                       with a copy to:
       Mr. Gary Katcher                         Jeffrey B. Cobb
       3V Capital Management LLC          Cobb & Associates LLC
       3 Greenwich Office Park             329 Riverside Avenue
       Greenwich, Connecticut  06831        Westport, CT  06880
       (203) 660-6200                            (203) 222-1940

                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               December 21, 2006
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box *.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 1 of 10 pages

CUSIP No.  913788105             13D             Page  2  of  10  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           3V Capital Management LLC
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ ------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                628,700
   BENEFICIALLY      ------ -------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 628,700
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           628,700
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.6%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO, IA
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  913788105             13D             Page  3  of  10  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           3V Capital Master Fund, Ltd.
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           WC
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ -------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                309,600
   BENEFICIALLY      ------ -------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 309,600
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           309,600
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.2%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  913788105             13D             Page  4  of 10  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Scott A. Stagg
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ ------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                628,700
   BENEFICIALLY      ------ ------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 628,700
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           628,700
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.6%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           IN
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  913788105             13D             Page  5  of  10 Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Gary Katcher
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ -------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                628,700
   BENEFICIALLY      ------ -------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 628,700
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           628,700
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.6%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           IN
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

     This Schedule 13D is being filed on behalf of 3V Capital Management LLC, a Delaware limited liability company (the "Management Company"), 3V Capital Master Fund, Ltd., a British Virgin Islands business company (the "Master Fund"), Scott A. Stagg ("Stagg") and Gary Katcher ("Katcher"). This Schedule 13D relates to the Common Stock, $0.01 par value, of Universal Power Group, Inc., a Texas corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to the Master Fund and a managed account (the "Managed Account" and together with the Master Fund, the "Funds"). The Management Company may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Stagg and Katcher are the managing members of the Management Company. Stagg and Katcher may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds by virtue of the foregoing relationships. The Management Company, the Master Fund, Stagg and Katcher may be referred to herein as the "Reporting Persons."

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 1720 Hayden Road, Carrollton, Texas 75006.

Item 2.    Identity and Background

(a) This statement is filed by the Reporting Persons. The Management Company is organized as a Delaware limited liability company. The Master Fund is a British Virgin Islands business company.

(b) The principal business address of each of the Management Company, Stagg and Katcher is 3 Greenwich Office Park, Greenwich, CT 06831. The principal business address of the Master Fund is c/o Bison Financial Services, Ltd., Bison Court, Road Town, Tortola, British Virgin Islands.

(c) The principal business of the Management Company is to serve as investment manager or adviser to, and to control the investing and trading in securities of, certain private investment funds and managed accounts, including the Funds. The principal business of the Master Fund is investing and trading in securities. Stagg and Katcher serve as the principal control persons (directly or indirectly) of all of the other Reporting Persons, and serve in a similar capacity to various other entities, all of which are engaged in investment or investment management activities.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Stagg and Katcher are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The Master Fund expended an aggregate of approximately $2,047,313 of its investment capital to acquire the 309,600 shares of Common Stock. The Managed Account expended an aggregate of approximately $2,096,663 of its investment capital to acquire the 319,100 shares of Common Stock.

The Funds effected the purchases of Common Stock primarily through margin accounts maintained for them with Bear Stearns Securities Clearing Corp., which extends margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.    Purpose of Transaction

The purpose of the acquisition of the shares by each of the Funds is for investment. The Reporting Persons may cause each of the Funds to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds at any time.

On April 19, 2007, the Management Company sent the President and Chief Executive Officer of the Company a letter which, among other things, requested representation on the Board of Directors of the Company and requested a meeting with the Board of Directors to discuss the Management Company's views with respect to creating shareholder value and improving the market's impression of the intrinsic value of the Company's business. A copy of the letter is filed herewith as Exhibit 99.2 and is incorporated herein by reference in its entirety.

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.    Interest in Securities of the Issuer

  (a) Based upon information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, there were 5,000,000 shares of Common Stock issued and outstanding at March 30, 2007. As of the date hereof:

            1. The Management Company, in its capacity as investment adviser to the Funds, is deemed to beneficially own 628,700 shares of Common Stock owned directly by the Funds. Such shares represent approximately 12.6% of the Company's outstanding shares.

            2. The Master Fund directly owns 309,600 shares of Common Stock, representing approximately 6.2% of the Company's outstanding shares.

            3. Each of Stagg and Katcher, in their capacity as principal control persons of the Management Company, are deemed to beneficially own 628,700 shares of Common stock owned directly by the Funds. Such shares represent approximately 12.6% of the Company's outstanding shares.

  (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, shared power to vote or to direct the vote, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

  (c) Except as disclosed below, no transactions in the Common Stock were effected by any of the Reporting Persons within the past sixty (60) days.

               Open Market transactions by the Master Fund and the
              Managed Account in Common Stock during the past 60 days

      Date            Transaction         Shares          Price Per Share($)

----------------- ------------------- --------------- -------------------------
    2/28/2007             BUY                2,700               5.33
----------------- ------------------- --------------- -------------------------
    3/01/2007             BUY                9,500               5.19
----------------- ------------------- --------------- -------------------------
    3/27/2007             BUY               34,600               4.03
----------------- ------------------- --------------- -------------------------
    3/28/2007             BUY               45,900               4.77
----------------- ------------------- --------------- -------------------------
    3/29/2007             BUY                2,600               4.83
----------------- ------------------- --------------- -------------------------
    3/30/2007             BUY               10,000               4.97
----------------- ------------------- --------------- -------------------------

  (d) Other than the Funds which directly hold the shares reported on herein, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

By virtue of the relationships among the Reporting Persons and the Funds, as described in this Schedule 13D, the Reporting Persons and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Item 7.  Material to be filed as Exhibits

  99.1. Joint Filing Agreement, dated as of April 25, 2007, by and between the Reporting Persons.
  99.2.   Letter, dated April 19, 2007, from the Management Company to the
          Company.

                                  Signatures

        After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2007

3V Capital Management LLC

/s/ Scott A. Stagg
-----------------------------
By:  Scott A. Stagg
Title:  Managing Member


3V Capital Master Fund, Ltd.

/s/ Scott A. Stagg
-----------------------------
By: Scott A. Stagg
Title:  Director



/s/ Scott A. Stagg
-----------------------------
Scott A. Stagg, an individual



/s/ Gary Katcher
-----------------------------
Gary Katcher, an individual